Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

May 6, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Testosterone Gel, 1.62% (20.25 mg/1.25 g pump actuation) in the U.S. Market”

This is for your information.

With regards,

Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (PH: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (PH: +91-40-49002121)

Dr. Reddy's Laboratories announces the launch of

 Testosterone Gel, 1.62% (20.25 mg/1.25 g pump actuation) in the U.S. Market

Hyderabad, India, May 6, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. May 6, 2019— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Testosterone Gel 1.62%, a therapeutic equivalent generic version of AndroGel® (testosterone gel) 1.62%, approved by the U.S. Food and Drug Administration (USFDA).

The AndroGel® (testosterone gel) brand and generic had U.S. sales of approximately $815.6 million MAT for the most recent twelve months ending in February 2019 according to IQVIA Health*.

Dr. Reddy’s Testosterone Gel 1.62% (20.25 mg/1.25 g pump actuation) is available in a net quantity of 88 g pump which dispenses 20.25 mg of testosterone per actuation. Each metered-dose pump is capable of dispensing 60 metered pump actuations.

WARNING: SECONDARY EXPOSURE TO TESTOSTERONE

See full prescribing information for complete boxed warning.

•	Virilization has been reported in children who were secondarily exposed to testosterone gel.
•	Children should avoid contact with unwashed or unclothed application sites in men using testosterone gel.
•	Healthcare providers should advise patients to strictly adhere to recommended instructions for use.

AndroGel® is a trademark of AbbVie Inc. *IQIA Retail and Non-Retail MAT February 2019 RDY-0419-245

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.